NRG Energy, Inc. 211 Carnegie Center Princeton, NJ 08540
Phone:	609-524-4702
Fax:	609-524-4515
VIA EDGAR
June 7, 2005
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jim Allegretto, Senior Assistant Chief Accountant

RE:	NRG Energy, Inc. Form 10-K for the year ended December 31, 2005 Filed March 7, 2006 File No. 1-15891
Dear Mr. Allegretto:
     We hereby respond to the comments made by the Staff in your letter dated May 25, 2006 relating to NRG Energy, Inc.’s (“NRG’s” or the “Company’s”) Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 7, 2006 (the “Form 10-K”). We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that we have provided all information investors require for an informed decision. Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we are responsible for the accuracy and adequacy of the disclosures we have made. We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We look forward to working with the Staff and improving the disclosures in our filings.

Mr. Jim Allegretto
June 7, 2006
     The Staff’s comments, indicated in bold and NRG’s responses are as follows:
1.	We note your response to comment one of our letter dated May 3, 2006. Prospectively, please consider quantifying in MD&A the impact of purchasing power at market prices to satisfy your contractual load obligations. See Item 303(a)(3)(iii) of Regulation S-K.
As discussed in our May 19, 2006 reply to the Staff’s comment one, NRG disclosed on page 27 of the Form 10-K that we typically purchase power to serve the requirements of the contracts with the Louisiana distribution cooperatives. Further, on page 92 we discuss the $114 million increase in the cost of purchased energy during 2005 as a result of several forced outages at Big Cajun II during peak summer months, high demand from the Region’s long-term contracts, a 100-MW around-the-clock sale to Entergy and a tolling agreement. The $45 million estimated unfavorable gross margin impact that we discussed in our May 19, 2006 response letter to the Commission (the “Response Letter”) includes this increased cost of purchased energy. In 2005, the impact was material due to the abovementioned circumstances, while the impact on the previous two years was much less material.

We believe that we have adequately disclosed the nature of this uncertainty and its impact, and intend to continue to quantify the cost impact prospectively. We disclosed the cost variance instead of the margin impact in the Form 10-K because we can readily quantify the increase in the cost from our ledgers, but can only estimate the margin impact as it is not practical to segregate the revenues associated with purchased energy separately from generated energy. The decision to purchase energy on the market is influenced by market conditions such as weather, power and gas prices, in addition to plant availability at both our plants and others that can serve the region. As NRG continuously seeks to maximize its profits subject to these influences, there is no specific long term trend that we can discuss in respect to the gross margin impact.
2.	We note your response to comment three of our letter dated May 3, 2006. The disclosure in Note 13 to the form 10-K indicates that equity earnings from MIBRAG were approximately $26, $21 and $22 million respectively for the years ended December 31, 2005, 2004, and 2003, while your summarized net income (pre-tax) are roughly double the preceding amounts. Given your 50% ownership, this suggests your equity pick-up is on a pre-tax basis. If our understanding of this information is not correct, please clarify it. Also, page 13 of exhibit 99.2 of your form 10-K/A filed on March 27, 2006 indicates that US GAAP earnings were approximately 35 million EUR for the year ended December 31, 2005. Assuming a euro/dollar conversion rate of approximately 1.2, we are still unable to roughly determine whether the equity pick-up and the separate financial statements are consistent with each other. Please also reconcile your reported equity earnings of $26 million to your 50% share of the US GAAP earnings reported in exhibit 99.2 to your Form 10-K/A.

Mr. Jim Allegretto
June 7, 2006
As noted in our Response Letter, the summarized net income is post-tax. Furthermore, as seen on page 3 of exhibit 99.2 of our Form 10-K/A filed on March 27, 2006 (the “Form 10-K/A”), the income tax expense for the MIBRAG entity for 2003, 2004 and 2005 was only $0.05 million, $4 million and $3 million, respectively.

The following table reconciles the net income per US GAAP as described on page 13 of exhibit 99.2 of our Form 10-K/A to our equity earnings of $26 million as noted on page 173 to the Form 10-K:

(in millions)
Net Income per US GAAP per Page 13 of Exhibit 99.2 (in EUROS)	35
Fresh Start Basis adjustments, primarily due to a basis decrease in depreciation expense (in EUROS)	6

Net Income per US GAAP after Fresh Start Basis adjustments (in EUROS)	41
Average Exchange Rate for 2005	1.2444

Net Income per US GAAP per Note 13, Page 173 (in US$)	$51

NRG’s Ownership Percentage	50%

NRG’s equity earnings per US GAAP per Note 13, Page 173 (in US$)	$26

3.	We note your response to comment four of our letter dated May 3, 2006. Please explain to us the legal structure of Gladstone. Furthermore, explain to us the taxation provisions of the unincorporated joint venture. In this regard, please confirm to us the equity earnings used in the calculation of $23,858 are on a pre-tax basis, if not; please provide a revised calculation.
Legal Structure:

In March 1994, NRG and four other companies acquired a percentage of ownership of Gladstone, where the largest ownership interest is 42.125% and NRG has an ownership interest of 37.5%. The Gladstone group is an unincorporated joint venture, or a UJV, and is governed by multiple agreements between the five joint venturers.

The primary forum of governance at Gladstone is the Joint Venture Management Committee. Each joint venturer is represented on the Management Committee. Voting rights are proportional to the equity interest in the project, however certain decisions require the unanimous approval of all joint venturers entitled to vote and certain other decisions require the approval of joint venturers, entitled to vote, holding project percentages totaling not less than 80.1%.

Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (or APB 18), provides generally that an entity’s (Investor) investment in another entity (Investee) with ownership of between 20% to 50% of such Investee should be reflected in the Investor’s balance sheet as a single-line item at its share of such Investee’s equity and the Investor’s income statement should reflect as a single-line item its share of such Investee’s net income. AICPA Accounting Interpretation No.2 of APB 18 effectively extends the provisions of APB 18 to unincorporated joint ventures.

Mr. Jim Allegretto
June 7, 2006

Taxation provisions of the unincorporated joint venture

Gladstone operates as a UJV and as such is not a separate legal entity subject to Australian income tax laws. Each joint venturer records its share of income (or loss), according to its individual interest in results of the UJV. As a result, the UJV itself is not subject to tax as a taxpayer, but is regarded as a “nonentity” with the relevant tax liabilities being borne by the joint venture parties.

NRG’s interest in Gladstone is held by two separate entities, Sunshine State Power BV and Sunshine State Power (No.2) BV, both tax residents of the Netherlands with 20% and 17.5% interests in Gladstone, respectively. As a consequence of the interests in Gladstone comprising Australian assets, they are considered to have permanent establishments in Australia and are taxed on their respective Australian source income from Gladstone. As these entities are indirectly wholly owned subsidiaries of NRG, their respective tax expense is part of the consolidated results of NRG.

We confirm that the equity earnings from our Gladstone investment used in the calculation of $23,858 are on a pre-tax basis, and that the current and deferred tax expense is recorded on a consolidated basis.
* * * * * *

Mr. Jim Allegretto
June 7, 2006
     We hope that we were able to clarify your comments and eagerly await the Staff’s response. Please contact James Ingoldsby, Controller, at (609) 524-4731 or me at (609) 524-4702 if you have questions regarding our responses or related matters.

Sincerely,
/s/ Robert C. Flexon
Robert C. Flexon
Executive Vice President and Chief Financial Officer

cc:	H. Christopher Owings, Assistant Director, Securities and Exchange Commission
Robert Babula, Staff Accountant, Securities and Exchange Commission
Timothy W. J. O’Brien, General Counsel, NRG Energy, Inc.
James J. Ingoldsby, Controller, NRG Energy, Inc.

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